Exhibit 10.4

RETIREMENT AND CONSULTING AGREEMENT

     This Retirement and Consulting Agreement (“Agreement”) is entered into by and between Bernard J. Kennedy, an individual residing at 33 Ruskin Road, Amherst, New York, 14226, (hereinafter “Kennedy”) and National Fuel Gas Company (“National Fuel”), a New Jersey corporation, on September 5, 2001. For purposes of this Agreement, as appropriate, the term “National Fuel” refers, collectively, to National Fuel Gas Company and its subsidiaries and other affiliates.

RECITALS

     WHEREAS, Kennedy is employed by National Fuel pursuant to an employment agreement dated September 17, 1981, as amended, and currently extended to September 1, 2002 (the “Employment Agreement”), which affords him the minimum base salary hereinafter set forth, and (during as well as after the term thereof) participation in all National Fuel benefits, plans and programs (including improvements therein) on at least a par with other executive officers of National Fuel;

     WHEREAS, Kennedy has agreed to waive his rights to any automatic extension of the term of the Employment Agreement and to certain payments and benefits to which he otherwise would be entitled under the Employment Agreement during the usual automatic extension thereof and following termination of employment;

     WHEREAS, National Fuel wishes to secure for itself the availability of Kennedy so that it might benefit from Kennedy’s experience, knowledge, talents, reputation and prominence in the energy industry, and desires that Kennedy continue to advise National Fuel on issues relating to expansions, mergers, acquisitions, dispositions and other important matters;

     WHEREAS, Kennedy has agreed to cooperate with National Fuel in connection with National Fuel’s request on the timing of payments under the Executive Retirement Plan, and, in connection therewith, Kennedy has agreed to certain adjustments in Pension Benefit Guarantee Corporation rates, and to certain other assumptions and interest rates;

     WHEREAS, Kennedy’s employment at the request of National Fuel with National Fuel after age 65 has reduced the value of benefits he accrued through that date under National Fuel’s pension plans;

     WHEREAS, in lieu of seeking other opportunities, Kennedy has agree to remain available and to continue to provide services to National Fuel, to serve as a “bridge” in the event his successor should become incapacitated, and not to compete with National Fuel after the termination of his employment;

     WHEREAS, Kennedy recognizes that National Fuel’s business and goodwill are dependent upon National Fuel’s trade secrets and confidential and proprietary information and that National Fuel will sustain great loss and damage if Kennedy discloses, utilizes or causes to be disclosed or utilized National Fuel’s trade secrets and/or confidential and proprietary information to third parties or for Kennedy’s own benefit, and Kennedy has agreed that he will not disclose, utilize or cause to be disclosed or utilized any such trade secrets and/or confidential and proprietary information;

     WHEREAS, Kennedy is not otherwise entitled to the total sums being paid under this Agreement, except as provided herein;

     NOW, THEREFORE, in consideration of the mutual promises, terms, covenants and conditions described above and set forth below, the parties to this Agreement agree as follows:

     1.   Effective Date of Agreement. This Agreement shall become effective as of the date first above written.

     2.   Employment.

(a)	Kennedy shall, and Kennedy agrees to, relinquish his current position of chief executive officer of National Fuel effective October 1, 2001; provided, however, National Fuel requests that Kennedy commit to continue to serve on the Board of Directors of National Fuel (the “Board”) after October 1, 2001. Kennedy agrees to resign as a member of the Board following the first annual meeting of stockholders following his 72nd birthday consistent with the director tenure policy to be proposed by Kennedy to the Board at its scheduled September 13, 2001 meeting.

(b)	Kennedy shall remain an employee of National Fuel and Chairman of the Board through January 2, 2002 at which time Kennedy will terminate his employment with National Fuel and relinquish his position as Chairman of the Board.

(c)	Kennedy shall (i) receive his regular monthly base salary of $70,679.16, payable by National Fuel and its affiliated corporations in accordance with their customary practices through January 2, 2002; (ii) remain a participant in National Fuel’s Annual At Risk Compensation Incentive Program (the “AARCIP”) through September 30, 2001, and be paid, in a manner consistent with past practice, during calendar 2001 and as soon as practicable following the award thereof, a bonus for fiscal 2001 as shall be determined by the Board’s Compensation Committee; and (iii) for the months of October, November and December 2001 be paid (in lieu of all other bonuses otherwise available to him under the Employment Agreement or otherwise) a monthly bonus of $149,320.84.

(d)	Upon termination of Kennedy’s employment on January 2, 2002, Kennedy shall, in addition to the payments and benefits provided herein (including, but not by way of limitation, the benefits provided pursuant to section 4(c)), be eligible for and entitled to (i) retiree medical benefit coverage, subject to the terms and conditions of the respective benefit plan(s) and/or program(s); (ii) life insurance benefits pursuant to, and as limited by, the Amended and Restated Split Dollar Insurance Agreement dated August 28, 1991, as last amended effective as of June 15, 2000 (“Life Insurance Agreement”); (iii) retirement benefits pursuant to the National Fuel Gas Company Retirement Plan; (iv) annuity payments pursuant to National Fuel Gas Company Deferred Compensation Plan (the “DCP”) Cycles I, II-A, III and III-A; (v) a Distribution of Savings Account pursuant to DCP Cycle V; (vi) “Tophat” benefits pursuant to the National Fuel Gas Company Top Hat Plan; and (vii) unexercised stock options and SARs granted under the National Fuel Gas Company 1997 Award and Option Plan and the predecessors thereof.

(e)	Except insofar as is necessary to accommodate the express provision of Section 2(a), 2(b) and 2(c) of this Agreement, the Employment Agreement shall remain in full force and effect through January 2, 2002, at which time it shall terminate, provided however such termination shall not limit or impact Kennedy’s receipt of the benefits and entitlements identified in clauses (i) through (vii) of Section 2(d) of this Agreement which benefits for purposes of Section 4 of the Pension Settlement Agreement shall be deemed to be “payable to Kennedy pursuant to the terms of” this Agreement.

     3.   Consulting Services.

(a)	From January 2, 2002 until June 30, 2004 (the “Consulting Period”), Kennedy shall, subject to the terms and conditions hereof, make himself available to render consultation services as requested by the Chief Executive Officer of National Fuel, for which he shall receive a non-refundable monthly retainer of $20,833.33 payable on or before January 2, 2002, and on the 1st day of each succeeding month during the Consulting Period. The retainer specified in this section 3(a) shall entitle National Fuel to Kennedy’s consultation services for up to 48 days during any 16 month period in the Consulting Period. In the event Kennedy performs consulting services for National Fuel for more than 48 days during any 16 month period in the Consulting Period or for more than 4 days during any calendar month during such period, National Fuel shall, upon receipt of an appropriate invoice, compensate Kennedy for such additional days at the rate of $3,500 per day. For purposes of this section 3(a), a “day” of consulting services shall mean any calendar day or part thereof during which Kennedy renders consulting services (including any days during which Kennedy is required to travel on consultation related business).

(b)	As needed during the Consulting Period at the request of the chief executive officer of National Fuel from time to time (and subject to the limitations provided in section 3(a) above), Kennedy shall advise and assist National Fuel concerning mergers and acquisitions, regulatory matters, marketing and customer relations, business strategy and such other matters as may arise that the Chief Executive Officer of National Fuel determines, from time to time, require Kennedy’s experience and knowledge. In addition, Kennedy shall represent National Fuel with trade or business associations as selected by the chief executive officer of National Fuel from time to time. Service for or in connection with AEGIS, shall not be considered consultation service for National Fuel for purposes of this Agreement.

(c)	During the Consulting Period, Kennedy shall be an independent contractor and, as such, shall control the detail, manner and means of providing consulting services pursuant to this Agreement. Accordingly, Kennedy shall not be required to work any particular schedule, but shall use his best efforts to meet National Fuel’s deadlines. Further, Kennedy shall not, within reason, be required to work at any particular location; however, during the Consulting Period, National Fuel shall provide reasonable and sufficient executive office space and executive secretarial assistance, telephone, fax service, computer, other customary office equipment and support, together with a garage space and related support when Kennedy’s presence is required at National Fuel offices. Subject to the approval of the chief executive officer of National Fuel or his or her designee, and upon receipt of proper documentation, National Fuel shall reimburse Kennedy for any reasonable expenses incurred in connection with the performance of consulting services under this Agreement. Kennedy shall be entitled to utilize first class commercial air travel, the company plane or jet service, or comparable facility.

(d)	During the Consulting Period, National Fuel shall provide such other support and facilities as the chief executive officer of National Fuel shall decide facilitates Kennedy’s business and industry related exposure and contacts that Kennedy has cultivated, and will cultivate, for National Fuel.

(e)	In view of the success the Company has enjoyed under his leadership and the record performance it has achieved in recent years, Kennedy shall, if requested by the Board during the three years following his retirement, serve on any committee of the Board established to review any transaction which, if consummated, would constitute a “Change in Control” under the National Fuel Gas Company 1997 Award and Option Plan. Such service shall not reduce, or be considered a part of, the consultation obligation of Section 3(a) or entitle Kennedy to any compensation pursuant to Section 3(a). Upon the occurrence of any such “Change in Control” transaction prior to January 1, 2005 (or thereafter, if the transaction was publicly announced prior to January 1, 2005), in recognition of the success of Kennedy’s efforts in bringing the Company to its current position and taking into account the additional value shareholders receive through consummation of such “Change in Control” transaction, the Compensation Committee shall consider and recommend to the Board, and the Board shall make, an award of National Fuel common stock to Kennedy in such amount(s), as the Compensation Committee and the Board, respectively, shall equitably determine in the exercise of their discretion.

4.	Retirement. In addition to the compensation and benefits provided pursuant to sections 2 and 3 of this Agreement and the compensation and benefits to which Kennedy is entitled under the terms of National Fuel’s compensation and benefit plans and policies for directors, Kennedy shall be entitled to the following compensation and benefits, except as otherwise provided in Section 4(d), upon termination of his employment by National Fuel:

(a)	Kennedy shall receive such support and benefits provided to a retired chief executive officer and chairman of the Board, commensurate with National Fuel’s past practice; as outlined to Kennedy in a letter of even date herewith from the Chairman of the Board’s Compensation Committee (the “Letter”) and any other support or benefits as may be approved by National Fuel’s chief executive officer;

(b)	All of Kennedy’s stock options and SARs, whether granted before or after the effective date of this Agreement, shall remain exercisable for their remaining terms (disregarding, for purposes of determining the terms of such options and SARs, the termination of Kennedy’s employment);

(c)	To the extent not provided under the Company’s retiree welfare benefits plans and programs (pursuant to Section 2(d) herein), for the rest of Kennedy’s life, he and, as applicable, his spouse and his daughter Maureen shall be entitled to all medical, health care and dental benefits under National Fuel’s medical, health care and dental plans and/or programs as if Kennedy were still employed, at the same level of benefits and at the same net dollar cost to Kennedy as is available to all of National Fuel’s senior executives generally or, if greater, at the same level of benefits and at the same dollar cost to Kennedy as Kennedy was receiving or was eligible to receive prior to his retirement on January 2, 2002; provided, however, that if National Fuel cannot provide such benefits under its existing plan(s) and/or program(s) because of limitations under applicable law, National Fuel shall provide equivalent benefits on an individual basis; provided, further, that following Kennedy’s death, Kennedy’s spouse and his daughter Maureen shall (at their expense, to the extent not paid for by National Fuel pursuant to National Fuel’s retiree welfare benefit plan(s) or program(s) pursuant to Section 2(d) of this Agreement) remain eligible to participate for their lives in the medical and dental benefit plan(s) and/or program(s) that Kennedy and/or his spouse and his daughter Maureen were participating in prior to Kennedy’s death; and

(d)	As consideration for past services, Kennedy’s agreement to waive the compensation and other benefits he would otherwise be entitled to receive under his Employment Agreement through the remaining term thereof and Kennedy’s agreement to be bound by the non-competition covenants contained in section 8 hereof, the following:

(i)	An award effective October 1, 2001 of (or awards aggregating) 50,000 shares of stock (such number being adjusted to reflect a stock split, stock dividend or consolidation after the date of this Agreement, but prior to October 1, 2001).

(ii)	The payments set forth in the Pension Settlement Agreement by and between National Fuel and Kennedy to be executed contemporaneously with this Agreement (the “Pension Settlement Agreement”).

5.	Death or Disability. In the event of Kennedy’s death or total disability prior to termination during the term of employment described in Section 2(b), National Fuel’s obligation to pay base salary and any unearned bonuses as described in section 2(c) shall end with its prorated payment thereof for the pay period during which such death or disability occurs. In the event of Kennedy’s death or total disability during the Consulting Period, National Fuel’s obligation to pay the monthly retainer described in section 3(a) shall end with its payment thereof for the month during which such death or disability occurs.

6.	Non-Disclosure Agreement.

(a)	As part of the consideration for the compensation provided in this Agreement and for the other covenants made by National Fuel in this Agreement, Kennedy shall hold in a fiduciary capacity, for the benefit of National Fuel, all of National Fuel’s trade secrets and confidential and proprietary information. Kennedy shall not, without the prior written consent of National Fuel, at any time following the termination of Kennedy’s employment with National Fuel, utilize, communicate or divulge to anyone other than National Fuel or those designated by it any of National Fuel’s trade secrets or confidential and proprietary information. Kennedy shall provide National Fuel with prompt notice of any subsequent employment, including, but not limited to, the name and address of any subsequent employer and the title and duties of Kennedy’s position therewith so that National Fuel can take whatever steps it deems appropriate in order to protect its interests under this Agreement. Kennedy understands that, under appropriate circumstances, National Fuel can sue Kennedy and/or any of Kennedy’s future employers for tortious interference with National Fuel’s contracts, interference with National Fuel’s prospective business relations, and/or misappropriation of National Fuel’s trade secrets or confidential and proprietary information. Except with respect to the monthly retainer described in section 3(a), in no event shall an asserted violation of the provisions of this section 6 constitute a basis for deferring or withholding any amounts otherwise payable or provided to Kennedy under this Agreement or the Pension Settlement Agreement.

(b)	The prohibition against Kennedy’s use of National Fuel’s trade secrets and confidential and proprietary information, other than for the benefit of National Fuel, includes, but is not limited to, (i) the exploitation of any products or services that embody or are derived from National Fuel’s trade secrets or confidential and proprietary information, and (ii) the exercise of judgment or the performance of analysis based upon knowledge of National Fuel’s trade secrets and confidential and proprietary information. Kennedy represents, warrants and agrees that he has no proprietary or ownership rights or title to any of National Fuel’s trade secrets or confidential and proprietary information and no legal right to use, disclose, disseminate, or publish any of National Fuel’s trade secrets or confidential and proprietary information in any locality.

7.	Definition of Confidential Material. National Fuel’s “trade secrets” and “confidential and proprietary information” include, but are not limited to, any and all memoranda, software, data bases, computer programs, interface systems, pricing and client information, and records pertaining to National Fuel’s methods or practices of doing business and marketing its services and products, whether or not developed or prepared by Kennedy during the term of his employment with National Fuel or in connection with his providing consulting service to National Fuel. National Fuel’s trade secrets and confidential and proprietary information also include “writing” or “writings,” which shall mean and include all works, expressed in words, numbers or other verbal or numerical symbols, regardless of the physical manner in which they are embodied, including, but not limited to, books, articles, manuscripts, memoranda, computer programs, computer software systems, maps, charts, diagrams, technical drawings, manuals, video and audio tape recordings, and photographs, whether or not developed or prepared by Kennedy during the term of his employment with National Fuel or in connection with his providing consulting services to National Fuel. National Fuel’s trade secrets and confidential and proprietary information shall include any information or material not generally known to the public (other than by act of Kennedy or his representatives in breach of this Agreement) which gives the holder thereof an opportunity to obtain an advantage over competitors without knowledge of such information, as well as any information received from third parties under confidential conditions and information subject to National Fuel’s attorney-client or work-product privilege, the use or disclosure of which might reasonably be construed to be contrary to National Fuel’s interests.

8.	Non-Compete Covenants.

(a)	In order to protect and safeguard National Fuel’s trade secrets and confidential and proprietary information, and also National Fuel’s goodwill with its customers, during the period beginning on the date of this Agreement and ending January 2, 2005, Kennedy will not, within any state in which National Fuel does business at any time during such period, directly or indirectly and without the prior written consent of National Fuel engage in or be interested in (as owner, partner, shareholder, employee, director, agent, consultant or otherwise), any business that is a competitor of National Fuel, as hereafter defined, or any business that is such a customer. For purposes of this Agreement, a “competitor” of National Fuel is any entity including, without limitation, a corporation, sole proprietorship, partnership, joint venture, syndicate, trust or any other form of organization or parent, subsidiary or division of any of the foregoing, which, during such period or the immediately preceding fiscal year of such entity, was engaged in (i) the exploration for or production, transportation, purchase, brokering, marketing, distribution or trading of natural gas or other energy products or services or (ii) the timber business.

(b)	Anything contained herein to the contrary notwithstanding, nothing in section 8(a) shall be interpreted to prohibit (i) Kennedy’s present or future investments in the securities of competing companies listed on a national securities exchange or traded on the over-the-counter market to the extent such investments do not exceed 5% of the total outstanding shares of such company, (ii) Kennedy’s employment with a competitor of National Fuel provided such employment is limited to areas unrelated to the exploration for or production, transportation, purchase, brokering, marketing, distribution or trading of natural gas or other energy products or services or the timber business, (iii) continuation of business and professional relationships with the entities identified on Exhibit A to the Employment Agreement, or (iv) Kennedy’s engagement in or interest in any business after obtaining the prior written consent of National Fuel.

(c)	For the period beginning on the date hereof and ending on January 2, 2004 (the second anniversary of Kennedy’s retirement on January 2, 2002), Kennedy shall not induce or otherwise entice any employee of National Fuel to leave National Fuel, nor shall Kennedy attempt to hire any of National Fuel’s employees.

(d)	The foregoing restrictions contain reasonable limitations as to the time, geographic area, and scope of activity to be restrained and these restrictions do not impose any greater restraint than is necessary to protect the goodwill and other legitimate business interests of National Fuel. If and to the extent a court of competent jurisdiction finds one or more restriction contained in this section 8 to be unreasonable in terms of geographic scope, time limitation, or otherwise, the restriction(s) found to be unreasonable shall be deemed modified to the extent necessary so that the provisions of this section 8 are enforceable to the greatest extent possible.

9.	Obligations, Enforcement. Except as otherwise provided in section 6 of this Agreement, National Fuel’s obligation to make the payments provided for in this Agreement or the Pension Settlement Agreement shall not be affected by any set-off, counter-claim, recoupment, defense or other claim, right or action National Fuel may have against Kennedy or others. In no event shall Kennedy be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to him under any of the provisions of this Agreement. National Fuel shall pay, or on an ongoing basis promptly reimburse Kennedy, for all legal fees and expenses reasonably incurred by Kennedy in connection with Kennedy’s enforcement of his rights under this Agreement.

10.	Binding Consideration. Kennedy understands, represents, warrants and agrees that National Fuel has no contractual obligation or legal duty to pay Kennedy severance compensation or wages in lieu of notice of termination.

11.	Binding Agreement. This Agreement is and shall be binding upon and inure to the benefit of the parties hereto and their respective successors (including any and all successors of National Fuel or to all or substantially all of its assets, whether by way of merger, acquisition, consolidation, share exchange or other business combination), heirs, executors, administrators and assigns. Kennedy represents, warrants and agrees that he has read, understands and intends to be bound by this Agreement and its recitals, terms, conditions and representations.

12.	Miscellaneous.

(a)	This Agreement, the Pension Settlement Agreement and the Letter (the “Documents”) contain and state the entire agreement of the parties hereto with respect to the subject matters of the Documents and, except as otherwise expressly provided in the Documents, supersede and cancel all prior written and oral agreements and understandings with respect to the subject matter of the Documents; provided, however, that notwithstanding the foregoing, this Agreement shall have no effect upon (i) the Employment Agreement, prior to its termination on January 2, 2002 except as insofar as is necessary to accommodate the express provision of Sections 2(a), 2(b) and 2(c) of this Agreement, and (ii) Kennedy’s rights under the Life Insurance Agreement. Except for awards or payouts to be made prior to Kennedy’s termination of employment as provided herein, no payments shall be made after January 31, 2002, hereunder unless and until the release required in Section 8 of the Pension Settlement Agreement is received by National Fuel and may not be revoked by Kennedy.

(b)	The term “affiliate” as used in this Agreement with respect to a party, means any individual or entity that owns or controls, is owned or controlled by, or is under common ownership or control with, such party.

(c)	All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Kennedy: Bernard J. Kennedy 33 Ruskin Road Amherst, New York 14226

If to National Fuel: National Fuel Gas Company 10 Lafayette Square Buffalo, New York 14203 Attention: Corporate Secretary

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notices and communications shall be effective when actually received by the addressee

(d)	This Agreement shall be governed by the laws of the State of New York and may be amended or modified only by written agreement signed by both parties.

(e)	Notwithstanding any other provision of this Agreement, National Fuel may withhold from amounts payable under this Agreement all federal, state, local and foreign taxes that are required to be withheld by applicable laws or regulations; provided, however, without prior approval of Kennedy, shall not withhold more than the minimum amount National Fuel reasonably determines is required to be withheld under such laws or regulations.

(f)	The obligations of Kennedy hereunder are personal and cannot be assigned.

(g)	If any term or other provision of this Agreement shall be declared to be invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party to this Agreement. Upon any binding determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties to this Agreement as closely as possible in an acceptable and legally enforceable manner, to the end that the transactions contemplated hereby may be effected to the full extent possible.

(h)	The headings in this Agreement are not part of the provisions hereof and shall have no force or effect.

(i)	Except as otherwise provided herein, this Agreement shall terminate upon satisfaction of each party’s obligations hereunder.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

BERNARD J. KENNEDY	NATIONAL FUEL GAS COMPANY

/s/ Bernard J. Kennedy	By:	/s/ G. L. Mazanec

	Its:	Chairman of the Compensation Committee of the Board of Directors

The following page is the letter referenced in Section 4(a) of the
Retirement and Consulting Agreement, dated September 5, 2001, between National Fuel Gas Company and Bernard J. Kennedy

GEORGE L. MAZANEC
302 Fall River Court
Houston, TX 77024
713-627-4623

Bernard J. Kennedy
National Fuel Gas Company
10 LaFayette Square
Buffalo, NY 14203

Dear Bernie:

     In connection with your proposed retirement, you have asked for National Fuel Gas Company’s (“National Fuel”) current policy and past practice regarding provision of support and benefits to a retired CEO and Chairman of the Board.

     For a period of five years beginning on the date of your termination of employment with National Fuel, and such additional period as determined in the sole discretion of National Fuel’s CEO, that support and benefits include the following:

1.	Exclusive use of an executive office in National Fuel’s headquarters office building, or such other location as the parties may mutually agree upon, including an executive secretary, telephone, fax service, computer, and other customary office equipment and support, together with a garage space and related support.

2.	Continued provision of tax consultation, planning and preparation assistance, paid for by National Fuel under the same terms and conditions as received prior to retirement.

3.	Reimbursement for relocation-related expenses and other relocation benefits pursuant to National Fuel’s relocation policy for executive officers.

     In addition, since it is proposed that you will provide consulting services following retirement, National Fuel will continue to provide during the consulting period payment for business club dues and related expenses at certain clubs to which the executive was a member prior to retirement and with respect to which the executive’s continued membership in, and attendance at functions of, such clubs would be a continuing benefit to National Fuel.

Very truly yours,

/s/ George L. Mazanec
George L. Mazanec
Chairman of the Compensation Committee of the Board of Directors of National Fuel Gas Company
Dated: September 5, 2001

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